[Foster Wheeler Ltd. Letterhead]

June 22, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 5th Street, N.W.

Washington, DC  20549

Attention:  Ms. Dorine Miller

Re:                             Foster Wheeler Ltd.
Registration Statement on Form S-3 (File No. 333-125223)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Foster Wheeler Ltd., a Bermuda company (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-125223) to 10:00 a.m., Washington, D.C. time, on Monday, June 27, 2005, or as soon thereafter as practicable.

In addition, we hereby acknowledge that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  The Company many not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (908) 730-4000 or John J. Kelley of King & Spalding LLP at (404) 572-3401 if you have any questions.

FOSTER WHEELER LTD.

		By:	/s/ John T. La Duc
John T. La Duc
Executive Vice President and Chief Financial Officer

cc:	John J. Kelley
King & Spalding LLP